NORTH AMERICAN INSURANCE LEADERS, INC.
                          885 THIRD AVENUE, 31ST FLOOR
                            NEW YORK, NEW YORK 10022

                                                             March 20, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC  20549
Attention: John Zitko


Re:      North American Insurance Leaders, Inc.
         Registration Statement on Form S-1 (File No. 333-127871)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, North American Insurance Leaders, Inc. (the "Company"), a Delaware corporation, hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-127871) so that such Registration Statement may be declared effective at 3:30 p.m. on Tuesday, March 21, 2006, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Shearman & Sterling LLP at (202) 508-8030, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        North American Insurance Leaders, Inc.

                                        By: /s/ William R. de Jonge
                                            -----------------------------------
                                            Name:  William R. de Jonge
                                            Title:    President